SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 02, 2010

DATE, TIME AND PLACE: On August 02, 2010, at 10:30 am, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani and Adhemar Gabriel Bahadian. Pursuant to the provided for in Section 29, paragraph 2 of the Company’s By-Laws, Messrs. Marco Patuano, Stefano de Angelis and Andrea Sandro Calabi attended the meeting by means of conference call, while Mr. Maílson Ferreira da Nóbrega forwarded to the Chairman of the Board his Voting Statement, which shall be filed in the Company’s headquarters. It shall be recorded hereby the justified absence of Mr. Andrea Mangoni. Also attended the meeting Messrs. Miguel Roberto Gherrize, Chairman of the Board of Auditors/Audit Committee, Claudio Zezza, Chief Financial Officer, and Alessandra Catanante, Secretary-General and of the Board of Directors, as well as the representatives of the independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Mr. Manoel Horácio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Special Advisory Committees; (2) To resolve on the quarterly information (“ITR”) of the Company dated as of June 30, 2010; (3) Information regarding the integration of Intelig; and (4) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) acknowledge and ratify the resolutions taken by the Committees, regarding the topics revised and the activities carried out by the Internal Control and Corporate Governance Committee, in its last meeting, held on June 24, 2010, and by the Compensation Committee, in its last meeting, held on this date; (2) approve, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the quarterly information (“ITR”) of the Company dated as of June 30, 2010, which was subject to a limited revision by the independent auditors of the Company, PwC; (3) acknowledge about the status of the integration process of Intelig Telecomunicações Ltda.; and (4) no other matter was resolved by the Board Members.

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CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members. Directors: Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), August 02, 2010.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 03, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.